--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

              Report on Form 6-K dated for the month of April 2008

                                   ----------

                             Homex Development Corp.
                 (Translation of Registrant's Name Into English)

                                   ----------

                   Boulevard Alfonso Zaragoza Maytorena 2204.
                    Bonanza 80020. Culiacan, Sinaloa, Mexico.
                    (Address of principal executive offices)

                                   ----------

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form 20-F   X         Form 40-F
                        -------               ------------

      (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                  No
                        ------------        --------

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

--------------------------------------------------------------------------------

Enclosure:        April 23, 2008

FIRST QUARTER 2008 RESULTS

Homex, Delivering Rock Solid Revenue Growth Again
--------------------------------------------------------------------------------

Culiacan Mexico, April 23, 2008--Desarrolladora Homex, S.A.B. de C.V. ("Homex" or "the Company") [NYSE: HXM, BMV: HOMEX] today announced financial results for the first quarter ended March 31, 2008(1).

New Mexican Accounting Reporting Standard for 2008:

Since companies in Mexico no longer follow inflation accounting (Bulletin B-10), 1Q08 figures are presented without inflation adjustment; while 1Q07 figures are presented with inflation adjustment through December 31, 2007. Therefore, the results of the two quarterly periods are not directly comparable.

Additionally, under the new accounting Bulletin D-6, the Company is now required to capitalize interest expense, that it previously expensed on a current basis.

Highlights

o Total revenues in the 2008 first quarter increased 18.6% to Ps.3.5 billion (US$325 million) from Ps.2.9 billion (US$274 million) in the year-ago period.

o Earnings before interest, taxes, depreciation and amortization (EBITDA) adjusted for other income, during the quarter was Ps.840.2 million (US$79 million), a 19.7% increase from the Ps.702.2 million (US$66 million) reported in the first quarter of 2007.

o Adjusted EBITDA margin increased 21 basis points to 24.1% in the first quarter of 2008 from 23.9% adjusted EBITDA margin reported in the first quarter of 2007.

o Net income increased 7.9% in the first quarter of 2008 to Ps.504.3 million (US$47 million) from Ps.467.2 million (US$44 million) in the first quarter of 2007. Earnings per share for the recent period were Ps.1.51 compared to Ps.1.39 in the comparable quarter of 2007.

o Overall working capital cycle (inventory days plus account receivable days minus payables) improved to 320 days in the first quarter of 2008 from the 331 days recorded in the first quarter of 2007.

-------
(1) Unless otherwise noted, all monetary figures are presented in thousand of Mexican pesos and in accordance with recently applicable Mexican Financial Reporting Standards (MFRS): "NIF B-10" First Quarter 2008 figures are presented without inflation adjustment; while First Quarter 2007 figures are presented with inflation adjustmen through December 31, 2007. The symbols "Ps." and "$" refer to Mexican pesos and "US$" refers to U.S. dollars. U.S. dollar figures are presented only for the convenience of the reader and estimated using an exchange rate Ps.10.70 per US$1.00 First quarter 2008 financial information is unaudited and is subject to adjustment.

"Homex started the year on the right foot by delivering solid 21.8% revenue growth in nominal terms, which demonstrates our company's leadership and ability to gain market share by replicating our business model across Mexico. Our strong financial performance also shows that the fundamentals in the mortgage industry in Mexico remain strong despite the turbulent times in the United States housing market," said Gerardo de Nicolas, Homex's Chief Executive Officer. "We remain confident that 2008 will be another great year for Homex, and that we will outpace industry revenue growth and gain additional operational efficiencies."


----------------------------------------------------------------------------------------------------------------
FINANCIAL AND OPERATING HIGHLIGHTS
----------------------------------------------------------------------------------------------------------------
                                                                          1Q'08 (a)          1Q'07       % Chg.
----------------------------------------------------------------------------------------------------------------
 Volume (Homes)                                                                10,651        9,761         9.1%
----------------------------------------------------------------------------------------------------------------
 Revenues                                                                  $3,481,367   $2,935,261        18.6%
----------------------------------------------------------------------------------------------------------------
 Gross profit                                                              $1,095,393     $934,091        17.3%
----------------------------------------------------------------------------------------------------------------
 Operating income                                                            $702,363     $641,919         9.4%
----------------------------------------------------------------------------------------------------------------
 Net Interest Expense                                                         $27,487      $80,887       -66.0%
----------------------------------------------------------------------------------------------------------------
 Net Income                                                                  $504,326     $467,249         7.9%
----------------------------------------------------------------------------------------------------------------
 EBITDA (b)                                                                  $845,040     $855,540        -1.2%
----------------------------------------------------------------------------------------------------------------
 Adjusted EBITDA (c)                                                         $840,271     $702,259        19.7%
----------------------------------------------------------------------------------------------------------------
 Gross Margin                                                                   31.5%        31.8%
----------------------------------------------------------------------------------------------------------------
 Operating Margin                                                               20.2%        21.9%
----------------------------------------------------------------------------------------------------------------
 EBITDA Margin                                                                  24.3%        29.1%
----------------------------------------------------------------------------------------------------------------
 Adjusted EBITDA margin (c)                                                     24.1%        23.9%
----------------------------------------------------------------------------------------------------------------
 Earnings per share                                                              1.51         1.39
----------------------------------------------------------------------------------------------------------------
 Earnings per ADR presented in US (d)                                            0.84         0.78
----------------------------------------------------------------------------------------------------------------
 Weighted avge. shares outstanding (MM)                                         334.9        335.9
----------------------------------------------------------------------------------------------------------------
 Accounts receivable (as a % of sales)                                          47.0%        39.5%
----------------------------------------------------------------------------------------------------------------
 Accounts receivable (days) period-end                                            169          142
----------------------------------------------------------------------------------------------------------------
 Inventory turnover (days) period-end                                             368          383
----------------------------------------------------------------------------------------------------------------
 Inventory (w/o land) turnover (days) period-end                                   98           80
----------------------------------------------------------------------------------------------------------------

(a) As a result of the elimination of inflation accounting in Mexico effective December 31, 2007, the results of the first quarter of 2007 and 2008 are not directly comparable.

(b) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense, employee statutory profit sharing expense and capitalized interest. Please see Financial Results / EBITDA that includes a table that sets forth a reconciliation of net income to EBITDA for the first quarter 2008 and 2007.

(c) Adjusted EBITDA; EBITDA without other income

(d) US$ values estimated using an exchange rate Ps.10.70 per US$1.00. Common share/ADR ratio: 6:1

Operating Results

Homex operated in 33 cities and 21 states across Mexico as of March 31, 2008.

Sales Volumes. During the quarter, sales volume totaled 10,651 homes, of which affordable entry-level volumes accounted for 9,703 homes, or 91.1% of the total sales volume. Increased availability of financing from all sources, particularly the Mexican Workers' Housing Fund (INFONAVIT), contributed to the higher volume of sales of affordable entry-level homes. Middle-income volume was 948 homes, or 8.9% of total sales volume.

-----------------------------------------------------------------------
VOLUME
-----------------------------------------------------------------------
                                   1Q'08           1Q'07     Change
                                                            1Q08 / 1Q07
-----------------------------------------------------------------------
    Affordable-entry                   9,703       8,896          9.1%
-----------------------------------------------------------------------
    Middle income                        948         865          9.6%
-----------------------------------------------------------------------
  Total volume                        10,651       9,761          9.1%
-----------------------------------------------------------------------

The average price during the first quarter for all homes sold was Ps.324 thousand, a 9.4% increase compared to the first quarter of 2007. The result was in part driven by an improved product offering within the middle-income products that resulted in a 6.3% average price increase and by a 10.3% increase in the average price for affordable-entry level homes.

----------------------------------------------------------------------------------------------------------------------------
AVERAGE PRICE                                                                                       PRICE RANGE BY SEGMENT*
----------------------------------------------------------------------------------------------------------------------------

                                                       1Q'08           1Q'07       Change           Low              High
                                                                                 1Q08 / 1Q07
----------------------------------------------------------------------------------------------------------------------------
    Affordable-entry                                       $276         $250         10.3%           $190              $600
----------------------------------------------------------------------------------------------------------------------------
    Middle income                                          $820         $772          6.3%           $601            $2,100
----------------------------------------------------------------------------------------------------------------------------
    Average price for all homes                            $324         $297          9.4%
----------------------------------------------------------------------------------------------------------------------------
    Compound average price for all homes                   $398         $371          7.5%
----------------------------------------------------------------------------------------------------------------------------

* The Company categorized its products sold during the quarter according to the price ranges presented above.

Mortgage Financing. As of March 31, 2008, the Company's customers obtained mortgages from INFONAVIT, the three largest Sofoles, five commercial banks and FOVISSSTE. During the first quarter of 2008, INFONAVIT represented 83.0% of the mortgages granted to Homex's customers.

-------------------------------------------------------------------------------
MORTGAGE FINANCING BY SEGMENT
-------------------------------------------------------------------------------
 Number of Mortgages
-------------------------------------------------------------------------------
 Financing Source                1Q'08   % of Total        1Q'07    % of Total
-------------------------------------------------------------------------------
 INFONAVIT                       8,841        83.0%        7,427         76.1%
-------------------------------------------------------------------------------
 SHF & Banks                     1,182        11.1%        1,514         15.5%
-------------------------------------------------------------------------------
 FOVISSSTE                         628         5.9%          820          8.4%
-------------------------------------------------------------------------------
 Total                          10,651       100.0%        9,761        100.0%
-------------------------------------------------------------------------------

Geographic Expansion. During the quarter the Company consolidated its operations in existing cities and launched three new affordable entry level developments in Morelia, Queretaro and Cancun, and three new middle-income developments in the cities of: Cd. Juarez, Morelia and Puerto Vallarta. Additionally, nine affordable-entry level stages were initiated in current Communities. Homex continued to follow a strategy of maintaining a geographically diverse base of projects in medium-sized cities, while strengthening its presence in the major metropolitan areas in Mexico during the quarter.

Homex is one of the leading homebuilders in Mexico's top four markets -- the Mexico City metropolitan area, Guadalajara, Monterrey and Tijuana -- and continues to have one of the leading positions in the additional 29 cities where the Company operates.

Financial Results

Revenues increased 18.6% in the first quarter of 2008 to Ps.3,481 million from Ps.2,935 million in the same period of 2007. Total housing revenues in the first quarter of 2008 increased 19.4%, driven in part by higher affordable-entry level sales volume, as well as higher average prices in both segments.
Affordable-entry level revenues increased during the first quarter 2008 by 20.3%, while revenues from middle-income increased 16.5%. As a percentage of total revenues, affordable-entry level increased to 76.9% in the first quarter of 2008. Other revenues, which are mainly attributable to the sale to third parties of pre-fabricated construction materials such as block and concrete, decreased significantly (36.4%) mainly as a result of increased internal use of existing capacity.

-------------------------------------------------------------------------------
REVENUES BREAKDOWN
-------------------------------------------------------------------------------
                                               1Q'08        1Q'07        Change
                                                                         08 / 07
-------------------------------------------------------------------------------
    Affordable-entry                      $2,678,057   $2,227,026        20.3%
-------------------------------------------------------------------------------
    Middle income                           $777,360     $667,418        16.5%
-------------------------------------------------------------------------------
  Total housing revenues                  $3,455,417   $2,894,444        19.4%
-------------------------------------------------------------------------------
  Other revenues                             $25,950      $40,817       -36.4%
-------------------------------------------------------------------------------
  Total revenues                          $3,481,367   $2,935,261        18.6%
-------------------------------------------------------------------------------

Gross Profit. For the quarter, gross profit increased 17.3% to Ps.1,095 million from Ps.934 million in the same quarter of 2007. Homex generated a gross margin of 31.5% in the first quarter of 2008, a slight contraction of 0.36 percentage point compared to 31.8% in the same period of last year. The lower margin is mainly driven by the ongoing infrastructure (which represents approximately 35% of the total cost of a home) in the new developments launched during the second half of 2007 in five cities (three in the fourth quarter), which have a lower revenue contribution explained by the first initial months of operations.

Selling and Administrative Expenses (SG&A). As a percentage of total revenues, selling and administrative expenses in the first quarter of 2008 increased to 11.3% from 10.0% in the first quarter of 2007. The increase in SG&A is mainly the result of our expansion programs and the development of our tourism and middle-income divisions. When compared to the fourth quarter of 2007, SG&A as a percentage of total revenues decreased 31 basis points.

-----------------------------------------------------------------------------------------------------------
SELLING AND ADMINISTRATIVE EXPENSES
-----------------------------------------------------------------------------------------------------------
                                                    1Q08     % of Total     1Q07      % of Total     Change
                                                                                                    08 / 07
-----------------------------------------------------------------------------------------------------------
 Selling and administrative expenses             $370,267        10.6%    $268,679        9.2%       37.8%
-----------------------------------------------------------------------------------------------------------
 Beta trademark amortization                       22,763         0.7%      23,492        0.8%       -3.1%
-----------------------------------------------------------------------------------------------------------
TOTAL SELLING AND ADMINISTRATIVE  EXPENSES       $393,030        11.3%    $292,171       10.0%       34.5%
-----------------------------------------------------------------------------------------------------------

Operating income in the first quarter of 2008 increased 9.4% to Ps.702 million compared to Ps.642 million in the same period of 2007. Operating income as a percentage of revenues reached 20.2% in the first quarter of 2008 compared to 21.9% in the same period of 2007, mainly explained by the additional costs and expenses incurred at the new developments launched during the second half of 2007 and the new developments launched in existing cities during the first quarter 2008.

Other Income (Expense). In the first quarter 2008, the Company recorded other income of Ps.5 million, compared to other income of Ps.153 million in the first quarter of 2007. The first quarter 2007 result was mainly driven by a partial recovery of VAT taxes during that period.

Net comprehensive financing cost registered a gain of Ps.18 million in the first quarter of 2008 compared to a cost of Ps.121 million in the first quarter of 2007. The result reflects the application of the new Mexican Financial Reporting Standard, under bulletin D-6, which requires the Company to capitalize interest previously expensed on a current basis, attributable to loans incurred in connection with specified parcels of land. The result aslo reflects the appreciation of the Mexican peso-US dollar exchange rate registered in the net changes in the translation of our foreign currency-denominated debt.

As a percentage of revenues, net comprehensive financing cost was -0.5% in the first quarter of 2008 compared to 4.1% in the same quarter of 2007. The drivers of this result included the following:

      a) Net interest expense decreased to Ps.27 million in the first quarter of 2008 from Ps.81 million in the first quarter of 2007, as a result of the capitalization of interest previously expensed on a current basis. For the first quarter of 2008, we capitalized Ps.60 million of interest into cost and inventory.

      b) The Company's reported non-cash monetary position in the first quarter of 2008 was Ps.0 as a result of the new Mexican Financial Reporting Standards, which no longer follows inflation accounting and therefore, does not recognize the effect of Bulletin B-10.

      c) Foreign exchange gain in the first quarter of 2008 was Ps.45 million compared to a foreign exchange loss of Ps.3 million in the first quarter of 2007. The result derived mainly from the 2.8% appreciation of the Mexican peso-US dollar exchange rate reflected in the net changes in the translation of our foreign currency-denominated debt.

The monetary position and the foreign exchange gain are both non-cash items.

Net income for the first quarter of 2008 increased 7.9% to Ps.504 million from the Ps.467 million reported in the same period of 2007, reflecting higher sales as well as non-cash effects to the net comprehensive financial cost.

Earnings per share for the first quarter were Ps.1.51, as compared to Ps.1.39 in the first quarter of 2007.

EBITDA margin, without considering other income, improved to 24.1% in the first quarter of 2008 from 23.9% in the same period last year, mainly as result of higher sales. EBITDA for the first quarter of 2008, without considering other income rose 19.7% to Ps.840 million from Ps.702 million recorded in the first quarter of 2007.

The following table sets forth a reconciliation of net income to EBITDA for the first quarter 2008 and 2007.

---------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS)
TO EBITDA DERIVED FROM OUR MFRS                                 Accumulated
FINANCIAL INFORMATION                                                 as of
---------------------------------------------------------------------------
                                                      mar-08       mar-07
---------------------------------------------------------------------------
 Net Income (loss)                                  $504,326      $467,249
---------------------------------------------------------------------------
 Depreciation                                         70,340        36,846
---------------------------------------------------------------------------
 Interest Capitalization                              44,805
---------------------------------------------------------------------------
 Beta Trademark                                       22,763        23,492
---------------------------------------------------------------------------
 Net Comprehensive Financing Cost                    -17,908       121,408
---------------------------------------------------------------------------
 Income Tax Expense                                  200,212       202,634
---------------------------------------------------------------------------
 Minority Interest                                    20,502         3,909
---------------------------------------------------------------------------
 EBITDA                                             $845,040      $855,540
---------------------------------------------------------------------------

Land Reserve. As of March 31, 2008, Homex's land reserve was 69 million square meters, which includes both the titled land and land in process of being titled. This is equivalent to 269,546 homes, of which 249,911 are focused on the affordable entry-level, 19,635 in the middle-income and higher end segments.

Homex has established land reserve policies to maintain three years of future sales of land bank on the balance sheet. In addition, Homex maintains approximately four years of additional anticipated sales in optioned land.

Liquidity. Homex's average debt maturity is 8.2 years. The Company had net debt of Ps.1,605 million as of March 31, 2008. Homex's debt to total capital ratio was 27.7% while interest coverage was 30.7x. Without considering the D-6 bulletin, the EBITDA to Net Interest Expense would have been 11.7x in the first quarter of 2008. Homex funded its cash needs for the first quarter of 2008, including land acquisitions, capex, debt service and working capital requirements through a combination of cash flow from operations, working capital, credit lines and existing cash on hand.

            o     Net debt: Ps.1,605 million

            o     Net debt to EBITDA ratio: 0.43x

            o     Debt to total capitalization ratio: 27.7%

            o     Interest coverage 30.7x

Free cash flow for the three months ended March 31, 2008, was slightly negative in the amount of negative Ps.173 million compared to a negative amount of Ps.363 in the first quarter of 2007, mainly as a result of the purchases of aluminum moulds during that quarter.

------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET INCOME (LOSS) TO FREE CASH FLOW                                      Accumulated
DERIVED FROM OUR MFRS INFORMATION                                                                as of
------------------------------------------------------------------------------------------------------
                                                                                mar-08        Mar-07
------------------------------------------------------------------------------------------------------
 Net Income (loss)                                                             $504,326      $467,249
------------------------------------------------------------------------------------------------------
 Items that did not require cash resources (non-cash items)                     313,807       266,925
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
 Net resources used (generated) by operating activities                        -916,392      -983,141
------------------------------------------------------------------------------------------------------
 Capital Expenditures                                                           -74,303      -113,883
------------------------------------------------------------------------------------------------------
 Free Cash Flow after land purchases and capex                                -$172,561     -$362,850
------------------------------------------------------------------------------------------------------

Accounts Receivable. Homex reported total receivables of 47.0% of revenues for the three months ended March 31, 2008, representing an increase over the 39.5% reported in the first quarter of 2007, calculated for the three months ended March 31, 2007.

The period-end days in accounts receivable, calculated as of March 31, 2008, were 169 days, compared to 142 days as of March 31, 2007. The year-over-year increase is mainly derived from higher middle-income homes sales in the period, which take longer to build and sell, as well as an increased number of developments and new cities initiated in second half of 2007 (particularly in the fourth quarter) that resulted in a higher percentage of construction in progress

-----------------------------------------------------------------------
WORKING CAPITAL CYCLE
-----------------------------------------------------------------------
                                                     1Q08         1Q07
-----------------------------------------------------------------------
 Inventory w/land days                                368          383
-----------------------------------------------------------------------
 Turnover accounts receivable days                    169          142
-----------------------------------------------------------------------
 Turnover accounts payables days                      217          194
-----------------------------------------------------------------------
 Total Working Capital Cycle
                                                      320          331
-----------------------------------------------------------------------

2008 Guidance: The Company reaffirms its guidance for 2008 published in December 2007:

--------------------------------------------------------------------------------
2008 COMPANY GUIDANCE
--------------------------------------------------------------------------------
                                                                  Guidance 2008
--------------------------------------------------------------------------------
 Revenues Growth                                                  16.0% to 18.0%
--------------------------------------------------------------------------------
 EBITDA Margin (%)                                                24.0% to 25.0%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Recent Business Highlights

Homex Announces a US$250 million share repurchase program

On March 11, 2008 Homex announced that during its ordinary shareholders meeting held on March 10, 2008, shareholders approved a share repurchase program authorizing the Company to purchase up to US$250 million of the corporation's shares of common stock from time to time, in open market purchases. The repurchase program has no time limit and may be suspended for periods or discontinued at any time.

The program is intended to be implemented in a manner consistent with the Company's goal of returning value to its shareholders while maintaining cash flow flexibility

Homex recognized by INFONAVIT as the top producer of homes for their mortgage products.

On February 1, 2008 Homex was recognized by INFONAVIT (Mexico's National Workers Housing Fund Institute) as the top producer of homes for INFONAVIT mortgages in all of Mexico.

Homex has been recognized as preeminent for providing more than 31,000 homes for mortgages that were allocated by INFONAVIT which represents 6.8% of the total loans formalized during 2007. Of those homes, close to 4,000 were allocated in the economic segment, accounting for approximately 3.0% of the Economic Housing Program.

Homex launched a new tourism division to serve second-home market in Mexico for foreign citizens

On February 7, 2008, Homex announced a plan to strengthen its position in the tourism market by developing communities for the second-home market in key tourist destinations within Mexico.

The first stage of development involves the construction of 100 homes in the following cities: Cancun, Los Cabos, and Puerto Vallarta, at an average price range of U.S.$600 thousand. The private communities will reflect the architecture and culture of Mexico adapted to the customs and living traditions of our target markets. Homex feels that the housing developed by this division will be superior to that of its competitors in terms of quality and location, with a comprehensive response to customer needs, through better design, amenities and services such as concierge, property management, health spas and social clubs.

                               * * * * * * * * * *

About Homex
Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information, please visit the Company's web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month ended March 31, 2008 and 2007, the Consolidated Statement of Changes in Financial Position for the three-month period ended March 31, 2008 and 2007 and the Consolidated Balance Sheet of Desarrolladora Homex, S.A.B. de C.V.

HOMEX FIRST QUARTER 2008 RESULTS CONFERENCE CALL

DATE:             Thursday, April 24, 2008

TIME:             9:00 AM Central Time (Mexico City)
                  10:00 AM Eastern Time (New York)

HOSTS:            Gerardo de Nicolas, Chief Executive Officer

                  Alan Castellanos, Vice President of Finance and Planning and Chief Financial Officer

                  Carlos J. Moctezuma, Investor Relations Officer

DIAL-IN:          International: 913-312-0723
                  U.S.: 888-656-7429
                  Passcode: 5542105
                  Please call 10 minutes prior to start time and request the Homex call

WEBCAST:          http://www.homex.com.mx/ri/index.htm

REPLAY: 719-457-0820, available one hour after the call ends or via webcast at http://www.homex.com.mx/ri/index.htm

---------------------------------------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF MARCH 31, 2008 WTIH MARCH 31, 2007
---------------------------------------------------------------------------------------------------------------------------------


                                                                  mar-08                         mar-07                   Change
                                                                                                                         08 / 07
----------------------------------------------------------------------------
 ASSETS
----------------------------------------------------------------------------
 CURRENT ASSETS
----------------------------------------------------------------------------
 Cash and cash equivalents                                        2,366,818       9.5%        1,847,040       9.5%         28.1%
----------------------------------------------------------------------------
 Accounts receivable, net                                         7,888,899      31.7%        5,332,052      27.4%         48.0%
----------------------------------------------------------------------------
 Inventories                                                     11,858,733      47.7%        9,795,524      50.3%         21.1%
----------------------------------------------------------------------------
 Other current assets                                               321,218       1.3%          290,076       1.5%         10.7%
----------------------------------------------------------------------------              --------------
           Total current assets                                  22,435,668      90.2%       17,264,692      88.6%         30.0%
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 Property and equipment, net                                      1,159,692       4.7%          746,756       3.8%         55.3%
----------------------------------------------------------------------------

 Goodwill                                                           732,545       2.9%          732,545       3.8%          0.0%
----------------------------------------------------------------------------
 Other assets                                                       549,109       2.2%          744,930       3.8%        -26.3%
----------------------------------------------------------------------------              --------------
          TOTAL                                                  24,877,014     100.0%       19,488,923     100.0%         27.6%
---------------------------------------------------------------=============              ==============

----------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------
 CURRENT LIABILITIES
----------------------------------------------------------------------------
 Notes payable to financial institutions                              6,697       0.0%                -       0.0%             -
----------------------------------------------------------------------------
 Accounts payable                                                 6,981,787      28.1%        4,957,382      25.4%         40.8%
----------------------------------------------------------------------------
 Advances from customers                                            283,899       1.1%          307,025       1.6%         -7.5%
----------------------------------------------------------------------------
 Taxes payable                                                      143,128       0.6%          180,485       0.9%        -20.7%
----------------------------------------------------------------------------              --------------
           Total current liabilities                              7,415,511                   5,444,892                    36.2%
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 Long-term notes payable to financial institutions                3,965,445      15.9%        3,622,484      18.6%          9.5%
----------------------------------------------------------------------------
 Labor Obligations                                                   85,592       0.3%           52,376       0.3%         63.4%
----------------------------------------------------------------------------
 DEFERRED INCOME TAXES                                            3,042,107      12.2%        2,365,065      12.1%         28.6%
----------------------------------------------------------------------------              --------------
          Total liabilities                                      14,508,655      58.3%       11,484,817      58.9%         26.3%
---------------------------------------------------------------=============              ==============
 STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------
 Common stock                                                       528,009       2.1%          528,504       2.7%         -0.1%
----------------------------------------------------------------------------
 Additional paid-in capital                                       3,180,883      12.8%        3,283,784      16.8%         -3.1%
----------------------------------------------------------------------------
 Retained earnings                                                6,243,350      25.1%        3,916,538      20.1%         59.4%
----------------------------------------------------------------------------
 Excess in restated stockholders' equity                            344,915       1.4%          344,971       1.8%          0.0%
----------------------------------------------------------------------------              --------------
 Cumulative initial effect of deferred income taxes                -162,405      -0.7%         -157,975      -0.8%          2.8%
----------------------------------------------------------------------------
         Majority Stockholders' Equity                           10,134,752      40.7%        7,915,822      40.6%         28.0%
----------------------------------------------------------------------------              --------------

----------------------------------------------------------------------------
 Minority interest                                                  233,607       0.9%           88,285       0.5%        164.6%
----------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                              10,368,359      41.7%        8,004,107      41.1%         29.5%
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      24,877,014     100.0%       19,488,923     100.0%         27.6%
---------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENTS COMPARISON OF FIRST QUARTER 2008 WITH FIRST QUARTER 2007
------------------------------------------------------------------------------------------------------------------------------
                                                                1Q'08                      1Q'07                       Change
                                                                                                                      08 / 07
-------------------------------------------------------------------------
REVENUES
-------------------------------------------------------------------------
   Affordable-entry level revenue                              2,678,057       76.9%       2,227,026       75.9%        20.3%
-------------------------------------------------------------------------
   Middle income housing revenue                                 777,360       22.3%         667,418       22.7%        16.5%
-------------------------------------------------------------------------
   Other revenues                                                 25,950        0.7%          40,817        1.4%       -36.4%
-------------------------------------------------------------------------               -------------
TOTAL REVENUES                                                 3,481,367      100.0%       2,935,261      100.0%        18.6%
-------------------------------------------------------------------------
TOTAL COSTS                                                    2,385,974       68.5%       2,001,171       68.2%        19.2%
-------------------------------------------------------------------------

-------------------------------------------------------------------------
GROSS PROFIT                                                   1,095,393       31.5%         934,091       31.8%        17.3%
-------------------------------------------------------------------------
SELLING AND ADMINISTRATIVE EXPENSES
-------------------------------------------------------------------------
  Selling and Administrative Expenses                            370,267       10.6%         268,679        9.2%        37.8%
-------------------------------------------------------------------------
  Beta Trademark Amortization                                     22,763        0.7%          23,492        0.8%        -3.1%
-------------------------------------------------------------------------
TOTAL SELLING AND ADMINISTRATIVE EXPENSES                        393,030       11.3%         292,171       10.0%        34.5%
-------------------------------------------------------------------------

-------------------------------------------------------------------------
OPERATING INCOME                                                 702,363       20.2%         641,919       21.9%         9.4%
-------------------------------------------------------------------------
OTHER INCOME AND EXPENSES                                          4,769        0.1%         153,281        5.2%       -96.9%
-------------------------------------------------------------------------
NET COMPREHENSIVE FINANCING COST
-------------------------------------------------------------------------
   Interest expense and commissions                               63,292        1.8%         120,020        4.1%       -47.3%
-------------------------------------------------------------------------
   Interest income                                               -35,805       -1.0%         -39,134       -1.3%        -8.5%
-------------------------------------------------------------------------
   Foreign exchange (gain) loss                                  -45,395       -1.3%           3,373        0.1%            -
-------------------------------------------------------------------------
   Monetary position loss                                              -        0.0%          37,149        1.3%            -
-------------------------------------------------------------------------               -------------
                                                                 -17,908       -0.5%         121,408        4.1%            -
-------------------------------------------------------------------------               -------------
INCOME BEFORE INCOME TAX AND
-------------------------------------------------------------------------
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE                        725,040       20.8%         673,792       23.0%         7.6%
-------------------------------------------------------------------------

-------------------------------------------------------------------------
INCOME TAX EXPENSE                                               200,212        5.8%         202,634        6.9%        -1.2%
-------------------------------------------------------------------------               -------------
NET INCOME                                                       524,828       15.1%         471,158       16.1%        11.4%
--------------------------------------------------------------===========               =============
MAJORITY INTEREST                                                504,326       14.5%         467,249       15.9%         7.9%
-------------------------------------------------------------------------
MINORITY INTEREST                                                 20,502        0.6%           3,909        0.1%            -
-------------------------------------------------------------------------               -------------
NET INCOME                                                       504,326       14.5%         467,249       15.9%         7.9%
--------------------------------------------------------------===========               =============
Earnings per share                                                  1.51        0.0%            1.39        0.0%         8.3%
-------------------------------------------------------------------------

-------------------------------------------------------------------------
EBITDA                                                           845,040       24.3%         855,540       29.1%        -1.2%
-------------------------------------------------------------------------
Adjusted EBITDA                                                  840,271       24.1%         702,259       23.9%        19.7%
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            Consolidated Statement of Changes in Financial Position
               For the three months ended March 31, 2008 and 2007
--------------------------------------------------------------------------------

                                                             1Q08         1Q07

   Net income                                             504,326       467,249
 Non Cash items:
   Depreciation                                            70,340        36,846
   Minority Interest                                       20,502         3,952
   Amortization of Intangibles                             22,753        23,492
   Labor obligations
   Deferred income taxes                                  200,212       202,634
                                                       ----------    ----------
                                                          818,133       734,174
  (Increase) decrease in:

  Trade accounts receivable                              (170,505)     (106,878)
  Trade accounts receivable                              (375,620)       54,996
  Inventories (w/land)                                   (222,189)     (638,344)
  Trade accounts payable                                 (148,078)     (292,915)
Changes in operating assets and liabilities              (916,392)     (983,141)
                                                       ----------    ----------

Operating Cash Flow                                       (98,258)     (248,967)


Capex                                                     (74,303)     (113,883)


Free Cash Flow                                           (172,561)     (362,850)

Net Financing Activities                                  176,455        (5,184)
                                                       ----------    ----------


Net increase (decrease) cash and restricted cash            3,894      (391,526)


  Balance at beginning                                  2,362,924     2,238,567
                                                       ----------    ----------

     Balance at end                                     2,366,818     1,847,040
                                                       ==========    ==========

--------------------------------------------------------------------------------
(1) Includes adjustment of goodwill and others.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                            Homex Development Corp.

Date: April 23, 2008
                                            By: Alan Castellanos
                                            Name:    Alan Castellanos
                                            Title:  Chief Financial Officer

                                            By: Ramon Lafarga
                                            Name:    Ramon Lafarga
                                            Title: Administrative and Accounting
                                            Officer